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SEC FILE NUMBER
8-69122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Coit Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

238 Francisco Street
(No. and Street)

San Francisco	CA	94133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Nasser	650-208-2965	snasser@coitcapitalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & Co LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

SPY

OATH OR AFFIRMATION

I, Stephen Nasser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coit Capital Securities, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF NEVADA
COUNTY OF WASHOE
SIGNED AND SWORN TO BEFORE ME
ON 3/1/22
BY Stephen Nasser

Signature: Stephen R Nasser

Title:
President

Notary Public

DERRICK AMENT
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 11-4858-2 - Expires May10, 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Coit Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coit Capital Securities, LLC (the "Company") as of December 31, 2021 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
March 01, 2022

COIT CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

COIT CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION[1]
As of December 31, 2021.

ASSETS		
Cash	$	818,091
Security Deposits		3,750
Prepaid Expenses		1,998
TOTAL ASSETS	**$**	**823,839**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	$	93,032
Total Liabilities	**$**	**93,032**
Equity	**$**	**730,807**
TOTAL LIABILITIES AND EQUITY	**$**	**823,839**

[1] The accompanying notes are an integral part of the financial statements.

COIT CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS[2]

For the year ended December 31, 2021.

Income		
Other Income		2,000,000
Total Income	**$**	**2,000,000**
Expenses		
Commissions		675,889
Legal & Professional Fees		575,600
Business and other Expenses		30,328
Rent		17,500
Regulatory		8,096
Taxes & Licenses		6,800
Compliance Fees		3,474
Total Expenses	**$**	**1,317,687**
Net Operating Income	**$**	**682,313**
Interest Earned		71
Net Income	**$**	**682,384**

[2] The accompanying notes are an integral part of the financial statements.

COIT CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY[3]
For the year ended December 31, 2021.

		MEMBER'S EQUITY
BALANCE, JANUARY 1, 2021	$	152,855
Contributions		6,250
Distributions		(110,682)
Net Income		682,384
BALANCE, DECEMBER 31, 2021	**$**	**730,807**

[3] The accompanying notes are an integral part of the financial statements.

COIT CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS[4]
For the year ended December 31, 2021.

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	682,385
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Decrease in Prepaid Expenses		554
Increase in Security Deposit		(3,750)
Increase in Accounts Payable (A/P)		36,128
Net cash provided by operating activities		**715,317**
CASH FLOW FROM FINANCING ACTIVITIES		
Member Contributions		6,250
Member Distributions		(110,682)
Net cash used by financing activities		**(104,432)**
Net cash increase for the year		**610,885**
CASH AT BEGINNING OF THE YEAR		207,206
CASH AT END OF THE YEAR	**$**	**818,091**

[4] The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND BUSINESS

Coit Capital Securities, LLC, a California single member limited liability company (the "Company") is a registered securities broker-dealer. The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not hold or carry customer funds or securities. The Company operates pursuant to brokerage service agreements for underwriting predominantly for commercial mortgage-backed securities, residential mortgage-backed securities, asset-backed securities, and esoteric assets. The Company was formed March 28, 2012, and received FINRA approval to commence operations on July 16, 2013

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

SM

amounts of assets and liabilities, revenues and expenses and changes therein and disclosures of contingent assets and liabilities and accompanying notes. It is reasonably possible that the Company's estimates may change in the near term.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectability is reasonably assured.

The Company generally recognizes fee revenue relating to the underwriting commitment when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Unearned revenue is recorded as a liability until the revenue recognition criteria have been met.

Income Taxes:

The Company is a limited liability company and is treated as a partnership for United States tax purposes, and as such, is not subject to federal or state income taxes; instead, each member is individually liable for income taxes, if any, on its share of the Company's net taxable income.

The Company follows the U.S. Generally Accepted Accounting Principles ("U.S. GAAP") accounting standard regarding accounting for uncertain tax positions. This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the Company's financial statements. The standard requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position

will not be sustained upon examination. The Company has reviewed its tax positions for all open years and believes that it has appropriate support for the tax positions taken. Therefore, no liability has been required.

Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company however, files income tax returns in the United States Federal and State of California jurisdictions. All years are subject to California state tax examinations and all years after 2014 are subject to Federal tax examinations.

Concentration of Credit Risk:

The Company maintains its cash in a bank deposit account which, at times, may exceed federal insured limits. The Company has not experienced any losses in this account, and management believes it is not exposed to any significant credit risk related to cash.

Recent Accounting Pronouncements:

ASU 2016-12 Revenue from Contracts with Customers

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2019. ASC Topic 606 had no material impact on the Company's financial statements.

There were no other new accounting pronouncements during the year ended December 31, 2021 that we believe would have a material impact on our financial position or results of operations.

3. OPERATING LEASE/RENT

The Company has entered into a rent/lease agreement with Incline Vacation Rentals, Inc. on May 24, 2021 for the periods of 12 months ended May 31, 2022. The company deposited $3,750 towards security deposit to IVR, Inc. and made rent payments totaling $17,500 during the year ended December 31, 2021.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. On December 31, 2021, the Company had net capital of approximately $725,059 and net capital requirement of $6,203. The Company's ratio of aggregate indebtedness to net capital was 0.1280 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

5. RELATED PARTY TRANSACTIONS

As of December 31, 2021, the Company is liable to pay an amount of $75,000 to its registered representatives towards commission.

During the year, the Company has paid $2,073, a health insurance premium for its related party.

During the year ended December 31, 2021 the member contributed $6,250 towards expenses of the company.

6. LEGAL PROCEEDINGS

The Company is involved in one lawsuit in the Delaware Superior Court, Complex Commercial Litigation Division (the "Superior Court") captioned, Coit Capital Securities, LLC v. Turbine Asset Holdings, LLC, et al., C.A. No. N17C05-020 PRW [CCLD] (the "Action"). In the Action, the Company asserts the following claims: (i) breach of contract and breach of the implied contractual covenant of good faith and fair dealing against Turbine Asset Holdings, LLC ("TAH") and Turbine Inventory Holdings CC3, LLC ("TIH3"), (ii) tortious interference with contract and prospective business relations against Credit Suisse Asset Management, LLC and Credit Suisse Securitized Products Fund L.P. (together, "Credit Suisse"), (iii) civil conspiracy against TAH, Credit Suisse, and Wilmington Savings Fund Society, FSB, d/b/a Christiana Trust ("Christiana Trust"). TAH and TIH3 asserted counterclaims against the Company for defamation and declaratory relief which the Superior Court dismissed with prejudice during 2019. TAH and TIH3 previously asserted counterclaims against Coit Capital for defamation and declaratory relief. The Superior Court dismissed both counterclaims. Christiana Trust claimed that Coit Capital's pursuit of a civil conspiracy claim against it constituted bad faith but has not asserted a bad faith litigation claim against Coit Capital or sought any related remedy.

On July 17, 2020, the Superior Court granted motions for summary judgment by Credit Suisse and Christiana Trust and dismissed Coit Capital's claims against them. The Superior Court also granted TAH's motion for summary judgment, in part, and dismissed Coit Capital's civil conspiracy claim against TAH. The Superior Court denied TAH and TIH3's motion for summary judgment on the breach of contract and breach of the implied contractual covenant of good faith and fair dealing claims.

The Company entered into a settlement in 2021. The case is now closed.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2022, the date which the financial statements were issued. The Company's sole member took a distribution of $75,000.

SUPPLEMENTARY INFORMATION

COIT CAPITAL SECURITIES, LLC

SCHEDULE 1 – COMPUTATION OF NET CAPITAL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2021.

COMPUTATION OF NET CAPITAL

Total members' equity from the Statement of Financial Condition	$	730,807
Less nonallowable assets:		
Security Deposits		3,750
Prepaid expenses		1,998
Net capital before haircuts on securities positions		725,059
Haircuts on securities		-
Net Capital	$	725,059

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Account payable	$	93,032
Total aggregate indebtedness	$	93,032

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	6,203
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	6,203
Net capital in excess of min. required	$	718,857
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	715,774
Ratio: Aggregate indebtedness to net capital		0.1283 to 1
Percentage of aggregate indebtedness to net capital		12.83%

There were no material differences in net capital between the Company's FOCUS IIA and the Report Pursuant to SEC Rule 17a-5(d).

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073; in so much as:

- The firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act rule 15c2-4
- The firm did not carry accounts of or for customers, and
- The firm doesn't carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Coit Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Coit Capital Securities, LLC Exemption Report, in which (1) Coit Capital Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Coit Capital Securities, LLC stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F R. § 240.17a-5 because the company limits its business activities exclusively to mergers & acquisitions, private placements of securities. Coit Capital Securities, LLC 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Coit Capital Securities, LLC); 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

AJSH & Co LLP

New Delhi, India
March 01, 2022

COIT
CAPITAL

SEA 15c3-3 Exemption Report

Coit Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F .R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers & acquisitions; private placements of securities and maintain primarily institutional accounts as well as accounts of high net worth individuals.

3. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

4. The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

5. The Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Coit Capital Securities, LLC

I Stephen Nasser affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Respectfully submitted,

Stephen R Nasser

Stephen Nasser

Managing Director and Chief Compliance officer

February 28, 2022

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment

To the Members of
Coit Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2021, which were agreed to by Coit Capital Securities, LLC (the "Company"), and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2021. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (Unites States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries, noting no material differences;
2. Compared the amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2021, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AJSH & Co LLP
New Delhi, India
March 01, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Coit Capital Securities, LLC
238 Francisco Street
San Francisco, CA 94133-2013

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Prescott Nasser 650.208.4205

2. A.	General Assessment (item 2e from page 2)	$3000
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/30/2021 Date Paid	(3000)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coit Capital Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 09 day of January, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,000,071

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $2,000,071

2e. General Assessment @ .0015 $3,000

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation